POINT BIOPHARMA GLOBAL INC.

4850 West 78th Street,

Indianapolis, IN 46268

August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Jane Park

Re:	POINT Biopharma Global Inc. Registration Statement on Form S-1, File No. 333-258325 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of POINT Biopharma Global Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), I hereby request acceleration of the effective date of the Registration Statement to Thursday August 5, 2021 at 4:01 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Jon D. Stanley, of Bass, Berry & Sims PLC by telephone at (615) 742-6257. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Jon D. Stanley, of Bass, Berry & Sims PLC by e-mail at jstanley@bassberry.com.

If you have any questions, please feel free to contact Jon D. Stanley, of Bass, Berry & Sims PLC at (615) 742-6257. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

POINT BIOPHARMA GLOBAL INC.

	By:	/s/ Bill Demers
Name: Bill Demers
Title: Chief Financial Officer
CC: Jon Stanley, Esq.